Exhibit 99.1

Robert W. Roche

Acorn International, Inc.

5/F, YueShang Plaza

1 South Wuning Road

Shanghai 200042

People’s Republic of China

February 14, 2020

Special Committee of the Board of Directors

Acorn International, Inc.

5/F, YueShang Plaza

1 South Wuning Road

Shanghai 200042

People’s Republic of China

Ladies and Gentlemen:

Reference is made to the letter dated November 4, 2019 I sent to the board of directors of Acorn International, Inc. (the “Company”), outlining a preliminary non-binding proposal to acquire the outstanding ordinary shares and American Depositary Shares (“ADSs”) of the Company not currently owned by myself or other shareholders of the Buyer Vehicle (as defined therein) in a going-private transaction (the “Acquisition”).

In light of the uncertainties regarding the impact that the coronavirus outbreak will have on the economy, I write to inform you that at this time we are not prepared to pursue the Acquisition at a purchase price of $0.975 per ordinary share or $19.50 per ADS. We remain interested in the Acquisition and in continuing negotiations with the Special Committee regarding the Acquisition.

If you have questions regarding these matters, please contact me.

Sincerely,

/s/ Robert W. Roche

Robert W. Roche